EXHIBIT 99.1

Molecular Partners and Orano Med Strengthen Agreement to Co-Develop 212Pb-Based Radio-DARPin Therapeutics

  Under the revised agreement, both companies will co-develop four Radio-DARPin programs; each company will have the right to commercialize two programs (previously one each)
  Molecular Partners will hold commercial rights to the second nominated Radio-DARPin Candidate, in addition to rights to first program MP0712 targeting DLL3

ZURICH-SCHLIEREN, Switzerland and CONCORD, Mass., Oct. 22, 2024 (GLOBE NEWSWIRE) --  Ad hoc announcement pursuant to Art. 53 LR – Molecular Partners AG (SIX: MOLN; NASDAQ: MOLN), a clinical-stage biotech company developing a new class of custom-built protein drugs known as DARPin therapeutics (“Molecular Partners” or the “Company”), today announced the strengthening of a previously announced co-development agreement with Orano Med, a clinical-stage radiopharmaceutical company developing targeted alpha therapies with lead-212 (212Pb), where both companies will develop and market 212Pb-based Radio-DARPin Therapeutics for the treatment of cancer.

This revision builds on the original agreement signed in January 2024, under which both companies agreed to co-develop Radio-DARPin Therapeutics. For the first program, MP0712, a DLL3-targeting Radio-DARPin, Molecular Partners holds the commercialization rights. The amended agreement now targets four programs, with each company holding the commercialization rights to two of these programs. Both companies anticipate initiating first-in-human studies for MP0712, pending regulatory clearance, in 2025. Molecular Partners will hold the second program's commercialization rights, and Orano Med will have the rights to develop and commercialize programs three and four.

“The continued progress and strengthening of our collaboration with our partner Orano Med is a strong testament not only to the DARPin platform, but also to the strong teamwork between our companies. Behind DLL3, slated to go into clinical development in 2025, we are building a strong portfolio of candidates,” said Patrick Amstutz, Ph.D., CEO of Molecular Partners.

Molecular Partners expects no immediate impact on its financial forecast for the fiscal year 2024 from the expansion of the co-development agreement and maintains its funding guidance into 2027. Cash and cash equivalents (including short-term time deposits) as of September 30, 2024, are currently estimated at approximately CHF 140 million (unaudited).

About DARPin Therapeutics

DARPin (Designed Ankyrin Repeat Protein) therapeutics are a new class of custom-built protein drugs based on natural binding proteins that open new dimensions of multi-functionality and multi-target specificity in drug design. The flexible architecture, intrinsic potential for high affinity and specificity, small size and high stability of DARPins offer benefits to drug design over other currently available protein-based therapeutics. DARPin candidates can be radically simple, with a single DARPin unit acting as the delivery vector to a specific target; or multispecific, with the possibility of engaging more than five targets, and combining multiple and conditional functionalities in a unique DARPin drug candidate. The DARPin platform is designed to be a rapid and cost-effective drug discovery engine, producing drug candidates with optimized properties and high production yields. DARPin therapeutics have been clinically validated across several therapeutic areas and developed through to the registrational stage.

About Targeted Alpha Therapy

Targeted alpha therapy (TAT) relies on a simple concept: combining the ability of biological molecules to target cancer cells with the short-range and highly energetic cell-killing capabilities of alpha-emitting radioisotopes, such as lead-212. Alpha decay consists of the emission of a helium nucleus (alpha particle) together with very high linear energy transfer and a range emission of only few cell layers, resulting in irreparable double strand DNA breaks in cells adjacent only to area of alpha emission. This approach results in an increased cytotoxic potential toward cancer cells while limiting toxicity to nearby healthy cells. As a result, alpha emitters are considered as the most powerful payloads to be found for targeted therapies.

About Molecular Partners AG

Molecular Partners AG is a clinical-stage biotech company pioneering the design and development of DARPin therapeutics for medical challenges other drug modalities cannot readily address. The Company has programs in various stages of pre-clinical and clinical development, with oncology as its main focus. Molecular Partners leverages the advantages of DARPins to provide unique solutions to patients through its proprietary programs as well as through partnerships with leading pharmaceutical companies. Molecular Partners was founded in 2004 and has offices in both Zurich, Switzerland and Concord, MA, USA. For more information, visit www.molecularpartners.com and find us on LinkedIn and Twitter/X  @MolecularPrtnrs

For further details, please contact:

Seth Lewis, SVP Investor Relations & Strategy

Concord, Massachusetts, U.S.

seth.lewis@molecularpartners.com

Tel: +1 781 420 2361

Laura Jeanbart, PhD, Head of Portfolio Management & Communications

Zurich-Schlieren, Switzerland

laura.jeanbart@molecularpartners.com

Tel: +41 44 575 19 35

Cautionary Note Regarding Forward-Looking Statements

Any statements contained in this press release that do not describe historical facts may constitute forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995, as amended, including, without limitation: implied and express statements regarding the clinical development of Molecular Partners’ current or future product candidates, including MP0712; expectations regarding timing for initiation of future preclinical studies and clinical trials; the potential therapeutic and clinical benefits of Molecular Partners’ product candidates and its RDT and Switch-DARPin platforms; the selection and development of future programs; Molecular Partners’ collaborations with Orano Med and Novartis, including the benefits and results that may be achieved through those collaborations; the timing of regulatory filings and the likelihood of favorable regulatory outcomes and approvals, including the IND for MP0712; and Molecular Partners’ expected business and financial outlook, including its preliminary cash and cash equivalents (including short-term time deposits) as of September 30, 2024. These statements may be identified by words such as “aim”, “expect”, “guidance”, “intend”, “outlook”, “plan”, “potential”, “will” and similar expressions, and are based on Molecular Partners’ current beliefs and expectations. These statements involve risks and uncertainties that could cause actual results to differ materially from those reflected in such statements. Some of the key factors that could cause actual results to differ from Molecular Partners’ expectations include its plans to develop and potentially commercialize its product candidates; Molecular Partners’ reliance on third party partners and collaborators over which it may not always have full control; Molecular Partners’ ongoing and planned clinical trials and preclinical studies for its product candidates, including the timing of such trials and studies; the risk that the results of preclinical studies and clinical trials may not be predictive of future results in connection with future clinical trials; the timing of and Molecular Partners’ ability to obtain and maintain regulatory approvals for its product candidates; the extent of clinical trials potentially required for Molecular Partners’ product candidates; the clinical utility and ability to achieve market acceptance of Molecular Partners’ product candidates; the potential that Molecular Partners’ product candidates may exhibit serious adverse, undesirable or unacceptable side effects; the impact of any health pandemic, macroeconomic factors and other global events on Molecular Partners’ preclinical studies, clinical trials or operations, or the operations of third parties on which it relies; Molecular Partners’ plans and development of any new indications for its product candidates; Molecular Partners’ commercialization, marketing and manufacturing capabilities and strategy; Molecular Partners’ intellectual property position; Molecular Partners’ ability to identify and in-license additional product candidates; unanticipated factors in addition to the foregoing that may impact Molecular Partners’ financial and business projections and guidance; and other risks and uncertainties that are described in the Risk Factors section of Molecular Partners’ Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed with Securities and Exchange Commission (SEC) on March 14, 2024 and other filings Molecular Partners makes with the SEC. These documents are available on the Investors page of Molecular Partners’ website at HYPERLINK "www.molecularpartners.com"www.molecularpartners.com. In addition, this press release contains information relating to interim data as of the relevant data cutoff date, results of which may differ from topline results that may be obtained in the future. Any forward-looking statements speak only as of the date of this press release and are based on information available to Molecular Partners as of the date of this release, and Molecular Partners assumes no obligation to, and does not intend to, update any forward-looking statements, whether as a result of new information, future events or otherwise.

Cautionary Statement Regarding Preliminary Financial Information

Molecular Partners’ unaudited, estimated cash and cash equivalents (including short-term time deposits) as of September 30, 2024 are preliminary and were prepared by its management, based upon its estimates, a number of assumptions and currently available information, and are subject to revision based upon, among other things, quarter-end and year-end closing procedures and/or adjustments, the completion of Molecular Partners’ financial statements and other operational procedures. This preliminary financial information is the responsibility of management and has been prepared in good faith on a consistent basis with prior periods. As Molecular Partners has not completed its financial closing procedures for the quarter ended September 30, 2024, and its actual results could be materially different from this preliminary financial information, such preliminary information should not be regarded as a representation by Molecular Partners or its management as to its actual results as of and for the quarter ended September 30, 2024. In addition, Molecular Partners’ independent registered public accounting firm has not audited, reviewed, compiled, or performed any procedures with respect to this preliminary financial information and does not express an opinion or any other form of assurance with respect to this preliminary financial information. During the course of the preparation of its financial statements and related notes as of and for the quarter ended September 30, 2024, Molecular Partners may identify items that would require it to make material adjustments to this preliminary financial information. As a result, prospective investors should exercise caution in relying on this information and should not draw any inferences from this information. This preliminary financial information should not be viewed as a substitute for full financial statements prepared in accordance with International Financial Reporting Standards as issued by the International Accounting and Standards Board United States generally accepted accounting principles.